UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒    Form 20-F                ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On May 23, 2023, Affimed N.V. (Nasdaq: AFMD) (“Affimed,” or the “Company”) issued a press release titled “Affimed Announces IND Clearance for a Phase 2 Clinical Trial Investigating AFM13 and AB-101 Combination Therapy” announcing that the U.S. Food and Drug Administration has cleared its investigational new drug application for the combination of AFM13, its first-in-class tetravalent bispecific innate cell engager (ICE®) and AB-101, Artiva Biotherapeutics Inc.’s clinical-stage, cryopreserved, off-the shelf, non-genetically modified, allogeneic cord blood-derived natural killer cells to initiate the clinical trial, AFM13-203 (LuminICE-203). The phase 2 study will be an open-label, multi-center, multi-cohort study with a safety run-in followed by dose optimization and expansion phases. The study will evaluate the safety and efficacy of AFM13 in combination with AB-101 in patients with relapsed or refractory classical Hodgkin Lymphoma and CD30-positive peripheral T-cell lymphoma. Affimed intends to initiate the study in the third quarter of 2023 and expects to report data from the safety run-in phase in the first half of 2024.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-251658), Form F-3 (Registration Number 333-260946) and Form S-8 (Registration Numbers 333-198812) of Affimed and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits 99.3 and 99.4 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: May 23, 2023	By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2023.

99.2	Affimed N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Affimed N.V. Press Release dated May 23, 2023.

99.4	Affimed N.V. Press Release “Affimed Announces IND Clearance for a Phase 2 Clinical Trial Investigating AFM13 and AB-101 Combination Therapy,” dated May 23, 2023.